Exhibit 99.2

INDEX TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

QIWI plc

Interim condensed consolidated financial statements

(unaudited)

for the six months ended June 30, 2018

Report of independent registered public accounting firm	F-2
Interim condensed consolidated financial statements
Interim condensed consolidated statement of financial position as of December 31, 2017 and June 30, 2018	F-3
Interim condensed consolidated statement of comprehensive income for the six months ended June 30, 2017 and 2018	F-4
Interim condensed consolidated statement of cash flows for the six months ended June 30, 2017 and 2018	F-5
Interim condensed consolidated statement of changes in equity, for the six months ended June 30, 2017 and 2018	F-6
Notes to interim condensed consolidated financial statements	F-8

Report of independent registered public accounting firm

To the Shareholders and Board of Directors of Qiwi plc

Results of Review of Interim Financial Statements

We have reviewed the accompanying condensed consolidated statement of financial position of Qiwi plc as of June 30, 2018, the related condensed consolidated statements of comprehensive income and the related condensed consolidated statements of changes in cash flows and equity for the six-month periods ended June 30, 2018 and 2017, and the related notes. Based on our reviews, we are not aware of any material modifications that should be made to the interim condensed consolidated financial statements for them to be in conformity with International Financial Reporting Standards (IFRS).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of Qiwi plc as of December 31, 2017, and the related consolidated statements of comprehensive income, consolidated statements of changes in consolidated cash flow statements and equity for the year then ended, and the related notes (not presented herein) and in our report dated March 28, 2018, we expressed an unqualified audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position of Qiwi plc as of December 31, 2017, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

These financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB. We conducted our review in accordance with the standards of the PCAOB (United States). A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ Ernst & Young LLC

We have served as the Company’s auditor since 2008

Moscow, Russia

August 16, 2018

QIWI plc

Interim condensed consolidated statement of financial position

As of June 30, 2018

(in millions of Rubles)

	Notes	As of December 31, 2017 (audited)	As of June 30, 2018 (unaudited)
Assets
Non-current assets
Property and equipment	15	724	1,004
Goodwill and other intangible assets		10,807	10,667
Investment in joint venture	4, 14	832	823
Long-term debt instruments	23	1,100	497
Long-term loans	7, 23	164	221
Other non-current assets		64	78
Deferred tax assets		245	174

Total non-current assets		13,936	13,464

Current assets
Trade and other receivables	8	9,648	7,301
Short-term loans	7	1,691	3,221
Short-term debt instruments	23	704	1,428
Prepaid income tax		187	194
Cash and cash equivalents	9	18,406	20,486
Other current assets	10	458	559

Total current assets		31,094	33,189

Assets of disposal group classified as held for sale	5	29	921

Total assets		45,059	47,574

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital		1	1
Additional paid-in capital		1,876	1,876
Share premium		12,068	12,068
Other reserve		1,462	1,622
Retained earnings		5,715	7,367
Translation reserve		(2)	255

Total equity attributable to equity holders of the parent		21,120	23,189
Non-controlling interests		37	30

Total equity		21,157	23,219

Non-current liabilities
Long-term Customer accounts	12	—	186
Other non-current liabilities		10	1
Deferred tax liabilities		826	739

Total non-current liabilities		836	926

Current liabilities
Trade and other payables	11	19,599	18,400
Short-term Customer accounts and amounts due to banks	12	3,182	4,688
VAT and other taxes payable		198	278
Income tax payable		32	34
Other current liabilities		51	29

Total current liabilities		23,062	23,429

Liabilities directly associated with the assets of a disposal group classified as held for sale		4	—

Total equity and liabilities		45,059	47,574

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of comprehensive income for the six months ended June 30, 2018

(in millions of Rubles, except per share data)

		Six months ended (unaudited)
	Notes	June 30, 2017	June 30, 2018
Revenue	16	9,402	13,386
Operating costs and expenses: Cost of revenue (exclusive of depreciation and amortization)	17	4,304	6,515
Selling, general and administrative expenses	18	2,282	4,041
Depreciation and amortization		409	402
Credit loss expense		36	125
Impairment of intangible assets		—	23

Profit from operations		2,371	2,280

Other income and expenses, net		(8)	(89)
Foreign exchange gain		214	494
Foreign exchange loss		(301)	(377)
Interest income and expenses, net		7	12

Profit before tax		2,283	2,320
Income tax expense	20	(389)	(442)

Net profit		1,894	1,878

Attributable to:
Equity holders of the parent		1,883	1,860
Non-controlling interests		11	18

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		(70)	257

Total comprehensive income, net of tax		1,824	2,135

Attributable to:
Equity holders of the parent		1,813	2,117
Non-controlling interests		11	18
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent		31.06	30.49
Diluted, profit attributable to ordinary equity holders of the parent		30.84	30.31

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of cash flows

for the six months ended June 30, 2018

(in millions of Rubles)

			Six months ended (unaudited)
	Notes		June 30, 2017	June 30, 2018
Cash flows from operating activities
Profit before tax			2,283	2,320
Adjustments to reconcile profit before tax to net cash flows (used in) /generated from operating activities
Depreciation and amortization			409	402
Foreign exchange loss/(gain), net			87	(117)
Interest income, net	16		(518)	(499)
Credit loss expense	18		36	125
Share-based payments			115	160
Other			15	101

Operating profit before changes in working capital			2,427	2,492
Decrease in trade and other receivables			2,211	1,559
Decrease/(increase) in other assets			244	(111)
Increase/(decrease) in amounts due to customers and amounts due to banks			(869)	1,547
Decrease in accounts payable and accruals			(3,319)	(1,403)
Increase in loans issued from banking operations			(272)	(1,761)

Cash generated from operations			422	2,323
Interest received			527	533
Interest paid			(36)	(46)
Income tax paid			(592)	(414)

Net cash flow generated from operating activities			321	2,396

Cash flows used in investing activities
Acquisition of joint control company	4		(813)	(9)
Purchase of property and equipment			(82)	(442)
Purchase of intangible assets			(106)	(137)
Loans issued			(376)	(125)
Repayment of loans issued			203	4
Purchase of debt instruments			(1,376)	(810)
Proceeds from settlement of debt instruments			1,775	672

Net cash flow used in investing activities			(775)	(847)

Cash flows used in financing activities
Dividends paid to owners of the Group	19		(1,400)	—
Dividends paid to non-controlling shareholders			(10)	(25)

Net cash flow used in financing activities			(1,410)	(25)
Effect of exchange rate changes on cash and cash equivalents			(231)	527

Net increase\(decrease) in cash and cash equivalents			(2,095)	2,051
Cash and cash equivalents at the beginning of the period	9	*	19,021	18,435

Cash and cash equivalents at the end of the period	9	*	16,926	20,486

*	Cash and cash equivalents do not reconcile to Note 9 by 29 - the amount of cash classified as part of assets held for sale as of December 31, 2017.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of changes in equity for the six months ended June 30, 2018

(in millions of Rubles, except per share data)

	Notes		Attributable to equity holders of the parent								Non- controlling interests	Total equity
			Share capital		Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total
			Number of shares issued and outstanding	Amount
Balance as of December 31, 2017 (audited)			60,932,654	1	1,876	12,068	1,462	5,715	(2)	21,120	37	21,157

Impact of adopting IFRS 9	2.2	(e)	—	—	—	—	—	(208)	—	(208)	—	(208)
Balance as of January 1, 2018			60,932,654	1	1,876	12,068	1,462	5,507	(2)	20,912	37	20,949

Profit for the period			—	—	—	—	—	1,860	—	1,860	18	1,878
Exchange differences on translation of foreign operations			—	—	—	—	—	—	257	257	—	257

Total comprehensive income			—	—	—	—	—	1,860	257	2,117	18	2,135

Share-based payments	24.4		—	—	—	—	160	—	—	160	—	160
Exercise of options			61,505	—	—	—	—	—	—	—	—	—
Dividends to non-controlling interest			—	—	—	—	—	—	—	—	(25)	(25)

Balance as of June 30, 2018 (unaudited)			60,994,159	1	1,876	12,068	1,622	7,367	255	23,189	30	23,219

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of changes in equity for the six months ended June 30, 2018

(in millions of Rubles, except per share data)

		Attributable to equity holders of the parent								Non-controlling interests	Total equity
		Share capital		Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total
	Notes	Number of shares issued and outstanding	Nominal amount
Balance as of December 31, 2016 (audited)		60,597,034	1	1,876	12,068	1,064	4,808	131	19,948	21	19,969

Profit for the period		—	—	—	—	—	1,883	—	1,883	11	1,894
Exchange differences on translation of foreign operations		—	—	—	—	—	—	(70)	(70)	—	(70)

Total comprehensive income/(loss)		—	—	—	—	—	1,883	(70)	1,813	11	1,824

Share-based payments	24.4	—	—	—	—	115	—	—	115	—	115
Exercise of options		52,383	—	—	—	—	—	—	—	—	—
Dividends (24 per share)	19	—	—	—	—	—	(1,441)	—	(1,441)	—	(1,441)
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	(10)	(10)

Balance as of June 30, 2017 (unaudited)		60,649,417	1	1,876	12,068	1,179	5,250	61	20,435	22	20,457

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)

for the six months ended June 30, 2018

(in millions of Rubles, except per share data)

1.	Corporate Information and description of business

The interim condensed consolidated financial statements of QIWI plc, formerly QIWI Limited prior to December 31, 2012 when the Company’s name was changed, (hereinafter “the Company”) and its subsidiaries (collectively “the Group”) for the six months ended June 30, 2018 were authorized for issue on August 14, 2018.

The Company was registered on February 26, 2007 as a limited liability Company OE Investments in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is Kennedy 12, Kennedy Business Centre, 2nd Floor, P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited.

Sergey Solonin is the ultimate controlling shareholder of the Group as of June 30, 2018.

Information on the Company’s principal subsidiaries is disclosed in Note 3.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1. Basis of preparation

The interim condensed consolidated financial statements for the six months ended June 30, 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as of December 31, 2017.

2.2. New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2017, except for the adoption of new standards effective as of 1 January 2018. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Group applies IFRS 9 Financial Instruments for the first time in 2018. As required by IAS 34, the nature and effect of changes to the Group’s financial statements as a result of adopting IFRS 9 Financial Instruments are disclosed below.

Several other amendments and interpretations are applied for the first time in 2018, but do not have an impact on the interim condensed consolidated financial statements of the Group.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

2.	Basis of preparation and changes to the Group’s accounting policies (continued)

2.2. New standards, interpretations and amendments adopted by the Group  (continued)

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement; impairment; and hedge accounting.

The Group applied IFRS 9 prospectively, with the initial application date of January 1, 2018 without adjusting the comparative information for the prior periods.

(a) Classification and measurement

Under IFRS 9, all debt financial assets that do not meet a “solely payment of principal and interest” (SPPI) criterion, are classified as accounted at fair value through profit or loss (FVPL). Under this criterion, debt instruments that do not correspond to a “basic lending arrangement”, such as instruments containing embedded conversion options or “non-recourse” loans, are measured at FVPL. For debt financial assets that meet the SPPI criterion, classification at initial recognition is determined based on the business model, under which these instruments are managed:

•	Instruments that are managed on a “hold to collect” basis are measured at amortised cost;

•	Instruments that are managed on a “hold to collect and for sale” basis are measured at fair value through other comprehensive income (FVOCI);

•	Instruments that are managed on other basis, including trading financial assets, will be measured at FVPL.

Equity financial assets are required to be classified at initial recognition as FVPL unless an irrevocable designation is made to classify the instrument as FVOCI. For equity investments classified as FVOCI, all realised and unrealised gains and losses, except for dividend income, are recognised in other comprehensive income with no subsequent reclassification to profit and loss.

The classification of financial liabilities remains largely unchanged from the current IAS 39 requirements. Derivatives will continue to be measured at FVPL. Embedded derivatives are no longer separated from a host financial asset.

The IFRS 9 had no impact on the Group’s balance sheet or equity on applying the classification requirements. The accounting for the Group’s financial assets and liabilities remains largely the same as it was under IAS 39. The Group continues measuring at fair value all financial assets currently held at fair value (FVPL). The Group analysed the contractual cash flow characteristics of cash at banks, debt securities, loans and trade receivables and concluded that they meet the criteria for amortised cost measurement under IFRS 9. Therefore, reclassification for these instruments was not required.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

2.	Basis of preparation and changes to the Group’s accounting policies (continued)

2.2. New standards, interpretations and amendments adopted by the Group  (continued)

(b) Impairment

The adoption of IFRS 9 has fundamentally changed the Group’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach.

IFRS 9 requires the Group to record an allowance for ECLs for all loans and other debt financial assets not held at FVPL. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss or LTECL), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months’ expected credit loss (12mECL). The 12mECL is the portion of LTECL that represent the ECLs that result from default events on a financial instrument that are possible within the 12 months after the reporting date. Both LTECL and 12mECL are calculated on either an individual basis or a collective basis, depending on the nature of the underlying portfolio of financial instruments.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate. The mechanics of the ECL calculations are outlined below and the key elements are as follows:

• PD	The Probability of Default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the facility has not been previously derecognised and is still in the portfolio.

• EAD	The Exposure at Default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments.

• LGD	The Loss Given Default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realisation of any collateral. It is usually expressed as a percentage of the EAD.

For other financial assets (i.e., cash in banks, loans and debt instruments) and financial liabilities (i.e., financial guaranties and credit related commitments) the Group has established a policy to perform an assessment, at the end of each reporting period, of whether a financial instrument’s credit risk has increased significantly since initial recognition, by considering the change in the risk of default occurring over the remaining life of the financial instrument.

In all cases, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due. The Group considers a financial asset in default when contractual payment are 90 days past due (except for particular sort of Trade and other receivables of 60 days). However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

2.	Basis of preparation and changes to the Group’s accounting policies (continued)

2.2. New standards, interpretations and amendments adopted by the Group  (continued)

For Trade and other receivables, the Group has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Group has established a provision matrix that is based on the Group’s historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For instalment card loans and its undrawn credit commitments ELC calculation the Group uses internal historical instalment card loans loss rates statistics for assessment of probabilities of default. The loss given default is an estimate of the loss arising in the case where a default occurs at a given time and is based on internal statistics.

The adoption of the ECL requirements of IFRS 9 resulted in increases in impairment allowances of the Group’s financial assets. The increase in allowance resulted in adjustment to Retained earnings. The statement of financial position as at December 31, 2017 was restated for the amount presented in the table below (see clause (e)).

(c) Hedge accounting

The Group does not use hedge accounting in its financial statements.

(d) Other adjustments

In addition to the adjustments described above, on adoption of IFRS 9, other items of the primary financial statements such as deferred taxes and retained earnings were also adjusted.

(e) Effect of transition to IFRS 9

Impact of adopting IFRS 9 on the statement of financial position (increase/(decrease)) as at December 31, 2017:

	Adjustments		Amount
Assets
Trade and other receivables	(b	)	(33)
Loans issued	(b	)	(108)
Debt instruments	(b	)	(5)
Deferred tax assets	(d	)	49
Total assets			(97)
Liabilities
Other current liabilities	(b	)	(111)
Total Liabilities			(111)

Net impact on equity, Including			(208)

Retained earnings	(b	), (d)	(208)

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

2.	Basis of preparation and changes to the Group’s accounting policies (continued)

2.2. New standards, interpretations and amendments adopted by the Group  (continued)

The reconciliations for the opening loss provision allowances under IAS 39 and provisions for loan commitments and financial guarantee contracts in accordance with IAS 37 Provisions Contingent Liabilities and Contingent Assets to the Expected Credit Losses (ECL) allowances under IFRS 9 are disclosed in the table below:

	Loan loss provision under IAS 39/IAS 37 as of December 31, 2017	Remeasurement	ECLs under IFRS 9 as of January 1, 2018
Impairment allowance for:
Debt instruments	—	(5)	(5)
Trade and other receivables	(545)	(33)	(578)
Loans issued	(321)	(108)	(429)
Undrawn credit commitments	—	(111)	(111)

	(866)	(257)	(1,123)

IFRS 15 Revenue from Contracts with Customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

The Group analysed all aspects and requirements of IFRS 15 and noted no impact on its operations accounting or financial statements. The Group adopted IFRS 15 using the full retrospective method of adoption.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

The Interpretation clarifies that, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine a date of the transactions for each payment or receipt of advance consideration. This Interpretation had no impact on the Group’s consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

2.	Basis of preparation and changes to the Group’s accounting policies (continued)

2.2. New standards, interpretations and amendments adopted by the Group  (continued)

Amendments to IAS 28 Investments in Associates and Joint Ventures

The amendments clarify that an entity that is a venture capital organisation, or other qualifying entity, may elect, at initial recognition on an investment-by-investment basis, to measure its investments in associates and joint ventures at fair value through profit or loss. If an entity, that is not itself an investment entity, has an interest in an associate or joint venture that is an investment entity, the entity may, when applying the equity method, elect to retain the fair value measurement applied by that investment entity associate or joint venture to the investment entity associate’s or joint venture’s interests in subsidiaries. This election is made separately for each investment entity associate or joint venture, at the later of the date on which:

(a)	the investment entity associate or joint venture is initially recognised;

(b)	the associate or joint venture becomes an investment entity; and

(c)	the investment entity associate or joint venture first becomes a parent.

These amendments had no impact on the Group’s consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

3.	Group structure

The interim condensed consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
Subsidiary	Main activity	As of December 31, 2017	As of June 30, 2018
JSC QIWI (Russia)	Operation of electronic payment kiosks	100%	100%
QIWI Bank JSC (Russia)	Maintenance of electronic payment systems, money transfer, consumer and SME financial services	100%	100%
QIWI Payments Services Provider Ltd (UAE)	Operation of on-line payments	100%	100%
QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	100%	100%
Qiwi Kazakhstan LP (Kazakhstan)	Operation of electronic payment kiosks	100%	100%
JLLC OSMP BEL (Belarus)	Operation of electronic payment kiosks	51%	51%
QIWI-M S.R.L. (Moldova)	Operation of electronic payment kiosks	51%	51%
QIWI ROMANIA SRL (Romania)	Operation of electronic payment kiosks	100%	100%
QIWI WALLET EUROPE SIA (Latvia)	Operation of on-line payments	100%	100%
QIWI Retail LLC (Russia)	Sublease of space for electronic payment kiosks	100%	—
QIWI Management Services FZ-LLC (UAE)	Management services	100%	100%
Attenium LLC (Russia)	Management services	100%	100%
Postomatnye Tekhnologii LLC (Russia)	Logistic	100%	100%
Future Pay LLC (Russia)	Operation of on-line payments	100%	100%
Qiwi Blockchain Technologies LLC (Russia)	Software development	100%	100%
QIWI Shtrikh LLC (Russia)	On-line cashbox production	51%	51%
QIWI Platform LLC (Russia)	Software development	100%	100%
QIWI Processing LLC (Russia)	Software development	100%	100%

Joint ventures (Note 4)
Flocktory Ltd (Cyprus)	Holding company	82%	82%
Flocktory Spain S.L. (Spain)	SaaS platform for customer lifecycle management and personalization	82%	82%
FreeAtLast LLC (Russia)	SaaS platform for customer lifecycle management and personalization	82%	82%

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

4.	Acquisition of joint venture

2017

FLOCKTORY

On March 22, 2017, the Group acquired 82% stake in Flocktory Ltd, non-public company, operating in Russia and Spain. Flocktory Ltd operates through its subsidiaries Flocktory Spain S.L. and FreeAtLast LLC (Russia). The Flocktory’s business is primarily focused on the development of automated marketing solutions for the e-commerce, financial, media and travel industries, which are based on data collection and analysis and substantively represents SaaS platform for customer lifecycle management and personalization.

According to the shareholders’ agreement and Flocktory articles of association, decisions on relevant activities require unanimous consent of all shareholders. Thus, since the date of acquisition the Group has exercised a joint control over Flocktory Ltd and recognized it as a joint venture accounted for under equity method. Pre-existing relationships between the Group and Flocktory group were not significant.

QIWI entered into call and put option agreements with respect to the remaining 18% stake in Flocktory Ltd. Put option provides right to minority shareholders to sell their remaining shares in Flocktory to QIWI after the acquisition date. Put option becomes exercisable after one year from the acquisition date for 50% of minority shares, after year and a half from acquisition for 25% of minority shares and after two years form acquisition—remaining 25%. Both call and put options have not been exercised yet and their fair value equals zero as of the acquisition date and as of June 30, 2018.

The consideration was made by the following:

Cash consideration paid	794
Cash payable for Flocktory’s stock option plan cancelation*	37

Total purchase consideration transferred	831

*

Based on the share purchase agreement (SPA) Qiwi plc is obliged to offer to employee stock option plan (ESOP) participants of Flocktory Ltd cash consideration for cancellation of 504 ESOP rights, 259 of which were cancelled at the date of acquisition (March 22, 2017), 120 offered for cancellation – at March 22, 2018, and 125 to be offered for cancellation at March 22, 2019.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

4.	Acquisition of joint venture (continued)

The fair value of the identifiable assets and liabilities as of the date of acquisition was:

Fair value
Net assets acquired:
Property and equipment	1
Intangible assets	720
Accounts receivable	26
Cash and cash equivalents	55
Trade and other payables	(21)
Other liabilities	(1)

Total identifiable net assets at fair value	780

Group’s share of net assets (82%)	639

Goodwill arising on acquisition	192

Goodwill related to the joint venture amounted to 192 and is included in the carrying amount of the investment in joint venture.

5.	Disposal Groups Held for Sale

2018

Development of Tochka project

In August 2017, the Group has executed a series of transactions to acquire the brands, software and hardware of Tochka. On June 7, 2018, the Group, Otkritie Bank and Tochka management signed a partnership and agreed to establish a new entity to develop the Tochka project together as a multi-banking platform. The capital structure of the new entity will be as follows: Otkritie Bank will have 50% + 1 share, QIWI—40% and Tochka management will have 10%—1 share, while dividends will be distributed as follows: QIWI and Otkritie Bank to receive 45% each and 10% will be attributed to Tochka management. As part of the transaction Otkritie Bank, Tochka management and the Group agreed to each contribute their assets to the new entity, including trademarks, software and hardware of Tochka as well as Tochka’s personnel and cash financing.

As of June 30, 2018, the Group reclassified assets planned for contribution to new entity to assets held for sale. It is expected that the contribution will be made within 12 months.

No impairment was recognized upon reclassification of the assets as a disposal group.

The value of the assets classified as held for sale is the following:

Property and equipment	38
Intangible assets	78
Accounts receivable	805

Total assets held for sale	921

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

6.	Operating segments

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (CODM), who is the Croup’s CEO and its ultimate controlling shareholder, reviews selected items of segment’s statement of comprehensive income.

In determining that the CODM was the CEO, the Group considered the aforementioned roles of CEO responsibilities as well as the following factors:

•

The CEO determines compensation of our other executive officers while board of directors approves corporate key performance indicators (KPIs) and total bonus pool for those executive officers. In case of underperformance of corporate KPIs a right to make a final decision on bonus pool distribution is left with the BOD;

•	The CEO is actively involved in the day-to-day operations of the Group and regularly chairs meetings on key projects of the Group ; and

•

The CEO regularly reviews the financial and operational reports of the Group. These reports primarily include segment net revenue, segment profit before tax and segment net profit for the Group as well as certain operational data.

The financial data is presented on a combined basis for all key subsidiaries and joint ventures representing the segment net revenue, segment profit before tax and segment net profit. The Group measures the performance of its operating segments by monitoring: segment net revenue, segment profit before tax and segment net profit. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct costs, which include the same items as the “Cost of revenue (exclusive of depreciation and amortization)” as reported in the Group’s consolidated statement of comprehensive income, except for payroll costs. Payroll costs are excluded because, although required to maintain the Group’s operations, they are not linked to volume. The Group does not monitor balances of assets and liabilities by segments as CODM considers they have no impact on decision-making.

The Group has identified its operating segments based on the types of products and services the Group offers. Before January 1, 2018, the Group reported two segments. Due to significant development of Tochka project during six months ended June 30, 2018, the Management took a decision to report separately small and medium enterprise segment although it did not reach quantitative thresholds of reportable segments. As a result, starting 2018, CODM reviews segment net revenue, segment profit before tax and segment net profit separately for each of the following reportable segments: Payment Services, Consumer Financial Services and Small and Medium Enterprises:

•	Payment Services (PS), operating segment that generates revenue through operations of our payment processing system offered to our customers through a diverse range of channels and interfaces.

•	Consumer Financial Services (CFS), operating segment that generates revenue through financial services rendered to individuals.

•	Small and Medium Enterprises (SME), operating segment that generates revenue through offering a broad range of services to small and medium businesses.

For the purpose of management reporting, expenses related to corporate back-office operations were not allocated to any operating segment and are presented separately to CODM. Results of other operating segments and corporate expenses are included in Corporate and Other (CO) category for the purpose of segment reporting.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

6.	Operating segments (continued)

Management reporting is different from IFRS, because it does not include certain IFRS adjustments, which are not analyzed by the CODM in assessing the operating performance of the business. The adjustments affect such major areas as deferred taxation, share-based payments, foreign exchange gain/(loss) from revaluation of cash proceeds received from secondary public offering, effect from disposal of subsidiaries and fair value adjustments, such as amortization and impairment.

The segments’ statement of comprehensive income for the six months ended June 30, 2018, as presented to the CODM are presented below:

	Six months ended June 30, 2018
	PS	CFS	SME	CO	Total
Revenue	12,124	147	1,065	50	13,386
Segment net revenue	7,500	61	1,017	31	8,609
Segment profit/(loss) before tax	5,417	(1,706)	(518)	(769)	2,424

Segment net profit/(loss)	4,459	(1,381)	(416)	(709)	1,953

The segments’ statement of comprehensive income for the six months ended June 30, 2017, as presented to the CODM are presented below:

	Six months ended June 30, 2017
	PS	CFS	SME	CO	Total
Revenue	9,368	14	—	20	9,402
Segment net revenue	5,901	(78)	—	16	5,839
Segment profit/(loss) before tax	4,178	(1,118)	—	(286)	2,774

Segment net profit/(loss)	3,578	(892)	—	(338)	2,348

Segment net revenue, as presented to the CODM, for the six months ended June 30, 2018 and 2017 is calculated by subtracting cost of revenue (exclusive of depreciation and amortization) from revenue and adding back payroll and related taxes as presented in the table below:

	Six months ended
	June 30, 2017	June 30, 2018
Revenue under IFRS	9,402	13,386
Cost of revenue (exclusive of depreciation and amortization)	(4,304)	(6,515)
Payroll and related taxes	741	1,738

Total segments net revenue, as presented to CODM	5,839	8,609

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

6.	Operating segments (continued)

A reconciliation of segment profit before tax to IFRS consolidated profit before tax of the Group, as presented to the CODM, for the six months ended June 30, 2018 and 2017, is presented below:

	Six months ended
	June 30, 2017	June 30, 2018
Consolidated profit before tax under IFRS	2,283	2,320
Amortization of fair value adjustments to intangible assets recorded on acquisitions	194	147
Share-based payments	115	160
Foreign exchange (gain)/loss from revaluation of cash proceeds received from secondary public offering	182	(203)

Total segments profit before tax, as presented to CODM	2,774	2,424

A reconciliation of segment net profit to IFRS consolidated net profit of the Group, as presented to the CODM, for the six months ended June 30, 2018 and 2017, is presented below:

	Six months ended
	June 30, 2017	June 30, 2018
Consolidated net profit under IFRS	1,894	1,878
Amortization of fair value adjustments to intangible assets recorded on acquisitions	194	147
Share-based payments	115	160
Foreign exchange (gain)/loss from revaluation of cash proceeds received from secondary public offering	182	(203)
Effect from taxation of the above items	(37)	(29)

Total segments net profit, as presented to CODM	2,348	1,953

Geographic information

Revenues from external customers are presented below:

	Six months ended
	June 30, 2017	June 30, 2018
Russia	7,024	9,845
Commonwealth of Independent States (CIS)	524	643
European Union (EU)	439	988
Other	1,415	1,910

Total revenue per consolidated statement of comprehensive income	9,402	13,386

Revenue is recognized according to merchants’ geographic place. The majority of the Group’s non-current assets are located in Russia.

The Group does not have any single external customer amounting to 10% or greater of Group’s revenue in the six months ended June 30, 2018 and in the six months ended June 30, 2017.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

7.	Long-term and short-term loans issued

As of June 30, 2018, long-term and short-term loans issued consisted of the following:

	Total as of June 30, 2018	Expected credit loss allowance	Net as of June 30, 2018
Long-term loans
Loans to individuals	1	—	1
Loans to legal entities	227	(7)	220

Total long-term loans	228	(7)	221

Short-term loans
Loans to legal entities	101	(91)	10
Installment Card Loans	3,666	(455)	3,211

Total short-term loans	3,767	(546)	3,221

As of December 31, 2017, long-term and short-term loans consisted of the following:

	Total as of December 31, 2017	Provision for impairment of loans	Net as of December 31, 2017
Long-term loans
Loans to individuals	1	—	1
Loans to legal entities	166	(3)	163

Total long-term loans	167	(3)	164

Short-term loans
Due to financial institutions	3	(3)	—
Loans to legal entities	94	(93)	1
Installment Card Loans	1,912	(222)	1,690

Total short-term loans	2,009	(318)	1,691

The amounts in the tables show the maximum exposure to credit risk regarding loans issued. The Group has no internal grading system of loans issued for credit risk rating grades analysis. Loans issued are not collateralized.

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the six months ended June 30, 2018, was the following:

Total
ECL allowance under IFRS 9 as of January 1, 2018 (Note 2.2 (e))	(429)

Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(132)
Transfers between stages	—
Amounts written off	8

ECL allowance under IFRS 9 as of June 30, 2018	(553)

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

7.	Long-term and short-term loans issued (continued)

As of June 30, 2017, the provision for impairment of loans movement was the following:

	Provision for impairment of loans as of December 31, 2016	(Charge)/reversal for the year	Utilisation	Provision for impairment of loans as of June 30, 2017
Installment Card Loans	—	(59)	—	(59)
Loans due from legal entities	(113)	3	3	(107)
Loans due from financial institutions	(3)	—	—	(3)

Total loans receivables	(116)	(56)	3	(169)

As of June 30, 2018 and December 31, 2017, the Group had no overdue but not impaired loans.

8.	Trade and other receivables

As of June 30, 2018, trade and other receivables consisted of the following:

	Total as of June 30, 2018	Expected credit loss allowance	Net as of June 30, 2018
Cash receivable from agents	3,565	(368)	3,197
Deposits issued to merchants	2,681	(12)	2,669
Comissions receivable	1,115	(27)	1,088
Advances issued	223	(14)	209
Rent receivables	30	(20)	10
Other receivables	158	(30)	128

Total trade and other receivables	7,772	(471)	7,301

As of December 31, 2017, trade and other receivables consisted of the following:

	Total as of December 31, 2017	Provision for impairment of receivables	Net as of December 31, 2017
Cash receivable from agents	4,666	(426)	4,240
Deposits issued to merchants	3,919	(13)	3,906
Comissions receivable	827	(18)	809
Advances issued	240	(1)	239
Rent receivables	101	(73)	28
Other receivables	440	(14)	426

Total trade and other receivables	10,193	(545)	9,648

The amounts in the tables show the maximum exposure to credit risk regarding Trade and other receivables. The Group has no internal grading system of Trade and other receivables for credit risk rating grades analysis. Receivables are non-interest bearing, except for agent receivables bearing interest rate of 14%-36% per annum and credit terms generally do not exceed 30 days. Trade and other receivables are not collateralized.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

8.	Trade and other receivables (continued)

An analysis of the changes in the ECL allowances due to changes in the corresponding gross carrying amounts for the six months ended June 30, 2018, was the following:

Total
ECL allowance under IFRS 9 as of January 1, 2018 (Note 2.2 (e))	(578)

Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(18)
Amounts written off	125

ECL allowance under IFRS 9 as of June 30, 2018	(471)

For the six months ended June 30, 2017, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2016	Reversal for the period	Utilisation	Provision for impairment of receivables as of June 30, 2017
Cash receivable from agents	(659)	17	57	(585)
Deposits issued to merchants	(3)	—	—	(3)
Comissions receivable	(7)	—	1	(6)
Advances issued	(1)	—	1	—
Rent receivables	(95)	2	—	(93)
Other receivables and advances	(14)	1	3	(10)

Total provision for impairment of receivables	(779)	20	62	(697)

9.	Cash and cash equivalents

As of June 30, 2018 and December 31, 2017, cash and cash equivalents consisted of the following:

	As of December 31, 2017	As of June 30, 2018
Correspondent accounts with Central Bank of Russia (CBR)	6,522	677
Correspondent accounts with other banks	2,891	3,096
Short-term CBR deposits	6,500	9,970
Other short-term bank deposits	1,322	5,550
RUB denominated cash with banks and on hand	600	355
Other currency denominated cash with banks and on hand	572	839
Less: Allowance for ECL/impairment losses	(1)	(1)

Total cash and cash equivalents	18,406	20,486

The amounts in the table show the maximum exposure to credit risk regarding cash and cash equivalents. The Group has no internal grading system of cash and cash equivalents for credit risk rating grades analysis.

Since 2017 the Company has the bank guarantee and secured it by a cash deposit of U.S.$ 2.5 mln until July 31, 2019.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

9.	Cash and cash equivalents (continued)

During the last public offering, the Company increased its issued share capital and received approximately U.S. $ 89 mln. The majority part of these proceeds is accounted as other short-term bank deposits in cash and cash equivalents as of June 30, 2018 and as of December 31, 2017. Due to appreciation of U.S. $ rate against RUB for the six months ended June 30, 2018 and depreciation for the six months ended June 30, 2017 the Group recorded foreign exchange gain in the amount of 203 and loss in the amount of 182 respectively. The Group intends to use these funds for settlement of its U.S. $ denominated obligations that will arise from its M&A activity or for capital expenditures in the normal course of business in the future.

10.	Other current assets

As of June 30, 2018 and December 31, 2017, other current assets consisted of the following:

	As of December 31, 2017	As of June 30, 2018
Reserves at CBR*	229	336
VAT and other taxes receivable	51	62
Indemnification asset	30	30
Prepaid expenses	99	83
Other	49	48

Total other current assets	458	559

*

Banks are currently required to post mandatory reserves with the CBR to be held in non-interest bearing accounts. Starting from August 1, 2016, such mandatory reserves established by the CBR constitute 5% for liabilities in RUB and 6-7% for liabilities in foreign currency. The amount is excluded from cash and cash equivalents for the purposes of cash flow statement and does not have a repayment date.

The Group has no internal grading system of other current assets for credit risk rating grades analysis.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

11.	Trade and other payables

As of June 30, 2018 and December 31, 2017, the Group’s accounts payable and other payables consisted of the following:

	As of December 31, 2017	As of June 30, 2018
Payables to merchants	9,178	8,143
Money remittances and e-wallets accounts payable	5,312	5,666
Deposits received from agents	3,638	2,612
Payment processing fees payable	469	432
Accrued personnel expenses and related taxes	367	559
Provision for undrawn credit commitments (Note 21)	—	86
Other payables	573	847
Other advances received	62	55

Total trade and other payables	19,599	18,400

12.	Customer accounts and amounts due to banks

As of June 30, 2018 and December 31, 2017, customer accounts and amounts due to banks consisted of the following:

	As of December 31, 2017	As of June 30, 2018
Due to banks	1,390	844
Due to individuals	110	46
Due to legal entities	1,571	3,556
Term deposits	111	428

Total customer accounts and amounts due to banks	3,182	4,874

Including long-term deposits	—	186

Customer accounts and amounts due to banks bear interest up to 7%.

13.	Borrowings

During the six months ended June 30, 2018, the Group had available overdraft credit facilities with an overall credit limit of 1,000, with maturity up to June 2020 and interest rate of up to 30% per annum. The balance payable under these credit lines as of June 30, 2018 was zero. Some of these agreements stipulated the right of a lender to increase the interest rate in case the covenants are violated.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

14.	Investment in joint venture

The Group has a single joint venture: Flocktory Ltd with subsidiaries (see Note 4). Three parties exercising joint control over this entity make unanimous decisions on major issues, including distribution and payment of dividends.

The Group’s interest in Flocktory joint venture is accounted for using the equity method in the consolidated financial statements.

The following table illustrates summarized financial information of the Group’s investment in Flocktory joint venture:

	As of December 31, 2017	As of June 30, 2018
Joint venture companies’ statement of financial position:
Non-current assets	666	630
Current assets	125	162
including cash and cash equivalents	80	122
Current liabilities	(11)	(34)
including financial liabilities	(9)	(31)
Net assets	780	758
Group’s share (82%) of net assets	640	618

Goodwill	192	205

Carrying amount of investment in joint venture company	832	823

Joint venture’ revenue and net income for six months ended June 30, 2018:

Revenues	148
Cost of revenues	(68)
Other income and expenses, net	(103)
including selling, general and administrative expenses	(64)
including depreciation and amortization	(39)

Total net loss	(23)

Group’s share (82%) of total net loss	(19)

15.	Property and equipment

During the six months ended June 30, 2018, the Group acquired fixed assets in the amount of 442 (six months ended June 30, 2017: 82). The main additions were processing servers and leasehold improvements.

As of June 30, 2018, the Group did not identify any indicators of property and equipment impairment.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

16.	Revenue

	Six months ended
	June 30, 2017	June 30, 2018
Commissions and other revenue, including:
Payment processing fees	7,931	10,761
Cash and settlement service fees	30	1,088
Other revenue	263	387
Interest revenue and related charges, including:
Fees from inactive accounts and unclaimed payments	646	629
Interest revenue accounted at EIR	532	521

Total revenue	9,402	13,386

For the purposes of consolidated cash flow statement, “Interest expense/(income), net” consists of the following:

	Six months ended
	June 30, 2017	June 30, 2018
Interest revenue accounted at EIR	(532)	(521)
Interest expense classified as part of cost of revenue	21	34
Interest income from non-banking loans and other interest expenses classified separately in the consolidated statement of comprehensive income	(7)	(12)

Interest income, net, for the purposes of consolidated cash flow statement	(518)	(499)

17.	Cost of revenue (exclusive of depreciation and amortization)

	Six months ended
	June 30, 2017	June 30, 2018
Transaction costs	3,088	4,177
Payroll and related taxes	741	1,738
Other expenses	475	600

Total cost of revenue (exclusive of depreciation and amortization)	4,304	6,515

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

18.	Selling, general and administrative expenses

	Six months ended
	June 30, 2017	June 30, 2018
Compensation to employees, related taxes and other personnel expenses	932	1,552
Rent of premises and related utility expenses	163	276
Advertising, client acquisition and related expenses	549	1,034
Advisory and audit services	171	302
Tax expenses, except of income and payroll relates taxes	186	301
IT related services	102	161
Other expenses	179	415

Total selling, general and administrative expenses	2,282	4,041

19.	Dividends paid and proposed

Dividends paid and proposed by the Group are presented below:

	Six months ended
	June 30, 2017	June 30, 2018
Proposed, declared and approved during the period: Six months ended June 30, 2018: no dividends		—
(Six months ended June 30, 2017: Final dividend for 2016: U.S.$ 11,520,798 or U.S.$0.19 per share, Interim dividend for 2017: U.S.$ 13,341,675 or U.S.$ 0.22 per share)	1,441
Paid during the period: Six months ended June 30, 2018: no dividends		—
(Six months ended June 30, 2017: Final dividend for 2016: U.S.$ 11,520,798 or U.S.$0.19 per share, Interim dividend for 2017: U.S.$ 13,341,675 or U.S.$ 0.22 per share)	1,400
Proposed for approval (not recognized as a liability as of June 30): Six months ended June 30, 2018: no dividends		—
(Six months ended June 30, 2017: Interim dividend for 2017: U.S.$ 12,736,378 or U.S.$ 0.21 per share)	764
Dividends payable as of June 30:	—	—

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

20.	Income tax

The Company is incorporated in Cyprus under the Cyprus Companies Law, but the business activity of the Group and joint ventures is subject to taxation in multiple jurisdictions, the most significant of which include:

Cyprus

The Company is subject to 12.5% corporate income tax applied to its worldwide income.

Gains from the sale of securities/titles (including shares of companies) either in Cyprus or abroad are exempt from corporate income tax in Cyprus. Capital gains tax is levied at a rate of 20% on profits from disposal of immovable property situated in Cyprus or of shares in companies which own immovable property situated in Cyprus (unless the shares are listed on a recognized stock exchange).

Dividends received from a non-resident (foreign) company are exempt from the levy of defence contribution if either the dividend paying company derives at least 50% of its income directly or indirectly from activities which do not lead to investment income (“active versus passive investment income test” is met) or the foreign tax burden on the profit to be distributed as dividend has not been substantially lower than the Cypriot corporate income tax rate (i.e. lower than 6.25%) at the level of the dividend paying company (“effective minimum foreign tax test” is met). The Company has not been subject to defence tax on dividends received from abroad as the dividend paying entities are engaged in operating activities.

The Russian Federation

The Company’s subsidiaries incorporated in the Russian Federation are subject to corporate income tax at the standard rate of 15% applied to income received from Russia government bonds and 20% applied to their other taxable income. Withholding tax of 15% is applied to any dividends paid out of Russia, reduced to as low as 5% for some countries (including Cyprus), with which Russia has double-taxation treaties.

Kazakhstan

The Company’s subsidiary incorporated in Kazakhstan is subject to corporate income tax at the standard rate of 20% applied to their taxable income.

The major components of income tax in the interim consolidated statement of comprehensive income are:

	Six months ended
	June 30, 2017	June 30, 2018
Current income tax expense	(522)	(407)
Deferred tax benefit/(expense)	133	(35)

Income tax expense for the period	(389)	(442)

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

21.	Commitments, contingencies and operating risks

Operating environment

Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

As Russia is Group’s main country of operation, it is particularly exposed to fluctuations and problems that arise in the Russian economy. Emerging markets, such as Russia, are subject to greater risks than more developed markets, including significant legal, economic and political risks. Emerging economies are subject to rapid change, and therefore the information set out herein may become outdated relatively quickly.

Though the Russian economy contracted both in 2015 and in 2016, it has registered modest growth in 2017 and the first half of 2018. However, throughout the period from 2014 to 2017 the population’s purchasing power has been decreasing, which according to the Russian Consumer Confidence Overall Index resulted in consumer confidence declining significantly. A further weakening in the Russian economy could have a negative impact on the Group’ merchants, as well as consumers who use Group’s services. This could negatively impact the Group’ business, financial condition and results of operations, particularly if the recessionary environment disproportionately affects some of the market segments that represent a larger portion of the Group’s operations. The Group also has a certain amount of fixed costs, including salaries and rent, which could limit its ability to adjust costs and respond quickly to changes affecting the economy and its business.

Chief among the challenges currently facing the Russian economy are also (i) the ongoing crisis in Eastern Ukraine, (ii) the deterioration of Russia’s relationships with many Western countries, (iii) the economic and financial sanctions imposed by the U.S., EU, Canada and other countries in connection with these events on certain Russian companies, individuals, and entire sectors of Russian economy, (iv) a steep decline in oil prices in preceding years, and (v) a weakening of the Russian ruble against the U.S. dollar. The lack of access to financing for Russian issuers, capital flight and a general climate of political and economic uncertainty are additional difficulties constricting Russian business at this time. There can be no assurance that additional sanctions affecting the payments or financial services business will not be imposed by or against Russia or other countries in which the Group operates. In addition, a number of Western businesses have curtailed or suspended activities in Russia or dealings with Russian counterparts for reputational reasons, even though currently such activities and dealings are not prohibited by the sanctions. An expansion of the existing sanctions or introduction of new sanctions, sanctions specifically targeting the Group, its management or its shareholders, or targeting the sector generally, could affect the Group’s business as its international customers, suppliers, shareholders and other business partners may change their relationship with the Group for compliance, political, reputational or other reasons.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

21.	Commitments, contingencies and operating risks (continued)

Some of our agents, merchants or Tochka SME clients, although mostly not incorporated in Crimea, may have operations there. Further, before the introduction of the corresponding sanctions the Group has had direct contacts with several Crimea banks that are registered as financial legal entities in Crimea, currently such banks may continue to operate as the Group’ agents or merchants. Overall the share of the Group’ business that comes from such counterparties is insignificant. On December 19, 2014, U.S. President Obama signed a new executive order imposing comprehensive sanctions on the Crimea region. The EU has similarly introduced a broad set of sanctions through the Council Regulation (EU) 692/2014 as amended by Regulation (EU) 1351/2014. To date, management does not believe that any of the current sanctions as in force limit the Group’ ability to work with entities that may have operations in Crimea or operate in Crimea. Nevertheless, if the Group is deemed to be in violation of any sanctions currently in place or if any new or expanded sanctions are imposed on Russian businesses operating in Crimea by the U.S., EU, or other countries the Group’s business and results of operations may be materially adversely affected.

In the ordinary course of our business, the Group may accept payments from consumers who either directly or indirectly interact with certain entities that are the targets of U.S. sanctions. The U.S., EU and other countries have adopted a package of economic restrictive measures imposing certain sanctions on the operations of various Russian banks and corporations, including VTB Bank and Gazprombank. Some subsidiaries of the Group hold bank accounts in the aforementioned banks as well as have overdrafts and bank guarantees with VTB Bank. Other Russian banks, including Bank Rossiya, SMP Bank, Investcapitalbank and Sobinbank, have also been designated by OFAC and are subject to U.S. economic sanctions. Tempbank was also designated due to its dealings with the Syrian government. On April 6, 2018, the OFAC extended the list of ‘designated nationals’ to include several Russian prominent businessmen, companies and government officials. Some of these persons are significant participants in various industries in Russia. This latest round of sanctions is therefore expected to have a significant impact on the Russian economy in general and has already resulted in an abrupt depreciation of the ruble in early April 2018. On August 8, 2018, the U.S. Department of State announced it would impose new sanctions on Russia under the Chemical and Biological Weapons Control and Warfare Elimination Act. Sanctions are to be imposed in two tranches. The first phase of sanctions will be imposed when the sanctions take effect on or around August 22. Furthermore, on August 2, 2018, a bipartisan group of U.S. Senators introduced a draft Defending American Security from Kremlin Aggression Act of 2018, a comprehensive legislation which details broad sanctions on investments in Russian energy projects, Russian sovereign debt, oligarchs and national banks, including a freeze on Russian state banks’ operations in dollars. As a result of these measures, various forms of sanctions apply to a vast number of prominent Russian companies and business groups. Management is monitoring these developments in the current environment and taking actions where appropriate. These and any further possible negative developments could adversely impact the results and financial position of the Group in a manner not currently determinable.

Furthermore, U.S. sanctions may be extended to any person that U.S. authorities determine has materially assisted, provided financial, material, or technological support to, or provided goods or services in support of, any sanctioned individuals or entities. For example, the Group may be deemed to be associated with U.S.- designated banks due to its accepting payments for them from consumers in the ordinary course of its business, even though the Group may not have any direct contract relationships with them. There can be no assurance that the U.S. Government would not view such activities as meeting the criteria for U.S. economic sanctions. In addition, because of the nature of the Group’s business, the Group does not generally identify its customers where there is no express requirement to do so under Russian anti-money laundering legislation. Therefore, the Group is not always able to screen them against the “Specially Designated Nationals and Blocked Persons List” published by OFAC or other sanctions lists.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

21.	Commitments, contingencies and operating risks (continued)

The Group contracts with some of its international merchants in U.S. dollars. Recently it started to encounter difficulties in conducting such transactions, even with respect to largest and most well-known international merchants, due to the refusal of an increasing number of the Group U.S. relationship banks and the correspondent U.S. banks of the Group non-U.S. relationship banks to service U.S. dollar payments. A direct or correspondent relationship with a U.S. bank is necessary in order for any non-U.S. company to transact in U.S. dollars. Reasons the Group has been given to explain these changes in approach by the banks mainly referred to changes in internal know-your-customer procedures, limits on certain types of merchants and certain jurisdictions, and other internal policies, which the management believe might be a result of the increasing negative sentiment towards Russia on part of U.S. banks, among other factors, even with respect to transactions and relationships that do not present any potential violation of any applicable sanctions.

In recent years, the CBR has considerably increased the intensity of its supervision and regulation of the Russian banking sector. Qiwi Bank is central to the operation of all of the Group’s segments, as it provides issuing, acquiring and deposit settlement functions within the Group, serves as the issuing bank for our payment-by-installment SOVEST cards and is the banking institution behind Tochka’s financial services offering. Qiwi Bank, like all banks and non-banking credit organizations operating in Russia, is subject to extensive regulation and reporting obligations, which may limit the Groups activities and increase the Groups costs of doing business. Qiwi Bank has been the subject of CBR investigations in the past that have uncovered various regulatory violations and deficiencies, which the Group has generally rectified. There can be no assurance that any future inspection will not result in discovery of any significant or minor violations of various banking regulations, and what sanctions the CBR would choose to employ against QIWI Bank if this were to happen. For example, recently management was notified that throughout 2017 QIWI Bank exceeded thresholds turnover amounts with respect to certain types of transactions. The measures that the CBR has so far imposed on QIWI Bank in response have not had a significant impact on operations, and management believes that it has taken and continues to implement appropriate measures to ensure that QIWI Bank will not be in breach of such requirements going forward. However, this measures have not been lifted yet and there can be no assurance that this measures will be lifted soon or additional sanctions will not be imposed on us as a result of such findings. Scrutiny of CBR can be expected to increase following launch of SOVEST and certain other projects, as it will expand the scope of traditional commercial and retail bank services that Qiwi Bank provides. Any such sanctions could have a material adverse effect on our business, financial condition and results of operations. If Qiwi Bank’s banking license is revoked, the Group would effectively be unable to provide most of its services.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

21.	Commitments, contingencies and operating risks (continued)

The Group’s business is also subject to know-your-client- requirements established by Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism”, dated August 7, 2001, as amended to date, or the Anti-Money Laundering Law. Based on the Anti-Money Laundering Law management distinguishes three types of consumers based on their level of identification, being anonymous, identified through a simplified procedure and fully identified. Key difference between the simplified and the full identification procedures is that the simplified identification can be performed remotely. The remote identification requires the verification of certain data provided by consumers against public databases. Albeit a government order No. 630 dated July 8, 2014, was enacted providing that public databases shall be set up by specific government authorities and access to them shall be granted to the third parties authorized to carry out identification of consumers, such databases are not yet up and running at scale and, to the knowledge of the Group, there is no work in progress on setting up such databases. Thus, current situation could cause the Group to be in violation of the identification requirements. In case management is forced not to use the simplified identification procedure until the databases are fully running, it could negatively affect the number of consumers and, consequently, volumes and revenues.

Further, the Group provides payment processing services to a number of merchants in the betting industry. Processing payments to such merchants represents a relatively significant portion of the Group’ revenues and also generally carries higher margins than processing payments to merchants in most of the Group’s other categories. Furthermore, betting winnings received by the Group consumers deposited into their Qiwi Wallet accounts represents one of the significant reload sources for Qiwi Wallet accounts. The betting industry is subject to extensive and actively developing regulation in Russia, as well as increasing government scrutiny. In 2016, QIWI Bank established a TSUPIS together with the self-regulated associations of bookmakers in order to be able to accept such payments. If any of the Group’s merchants engaged in the betting industry are not able or are unwilling to comply with Russian betting legislation, or if they decide to cease their operations in Russia for regulatory reasons or otherwise, the Group would have to discontinue servicing them and would lose the associated income. Moreover, if the Group is found to be in non-compliance with any of the requirements of the applicable legislation, it could not only become subject to fines and other sanctions, but could also be forced to discontinue operations that are deemed to be in breach of the applicable rules, thereby losing the associated revenue streams. Additionally, as of January 1, 2018, the relevant betting legislation has been supplemented with the ability of the Russian government to blacklist betting merchants that are found to be in violation of applicable Russian laws, and the requirement for credit institutions to block any payments to such blacklisted merchants. These measures may result in the contraction of the betting sector and therefore adversely affect the revenues, margins and net revenue of the Group’s Payment services segment. Moreover, if the Group is found to be in breach of any relevant legislation, governmental authorities could take actions against it, including by blocking its website, imposing fines or other sanctions. The Group could face similar difficulties in other jurisdictions, since online betting is an area of intense focus by regulators in many of the countries in which the Group operates.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

21.	Commitments, contingencies and operating risks (continued)

The Group stores and/or transmits sensitive data, such as credit or debit card numbers, passport details, mobile phone numbers and other identification data, and the Company has ultimate liability to its consumers for the failure to protect this data. The Company has experienced breaches of its security by hackers in the past, and breaches could occur in the future. In such circumstances, the encryption of data and other protective measures have not prevented unauthorized access and may not be sufficient to prevent future unauthorized access. Any future breach of the system, including through employee fraud, may subject the Company to material losses or liability, payables to other payment systems, fines and claims for unauthorized purchases with misappropriated credit or debit card information, identity theft, impersonation or other similar fraud claims. In addition, misuse of such sensitive data or a cybersecurity breach could result in claims, regulatory scrutiny and other negative consequences.

Taxation

Russian and the CIS’s tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within Russia and the CIS which are discussed below suggest that the tax authorities are taking a more assertive position in their interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged in the future.

The Company may encounter difficulties in obtaining lower rates of Russian withholding income tax envisaged by the Russia-Cyprus double tax treaty for dividends distributed from Russia, i.e. dividends paid by a Russian legal entity to a foreign legal entity are generally subject to Russian withholding income tax at a rate of 15%, although this tax rate may be reduced under an applicable double tax treaty. The Company intend to rely on the Russia-Cyprus double tax treaty. The tax treaty allows reduction of withholding income tax on dividends paid by a Russian company to a Cypriot company to 10% provided that the following conditions are met: (i) the Cypriot company is a tax resident of Cyprus within the meaning of the tax treaty; (ii) the Cypriot company is the beneficial owner of the dividends; (iii) the dividends are not attributable to a permanent establishment of the Cypriot company in Russia; and (iv) the treaty clearance procedures are duly performed. This rate may be further reduced to 5% if the direct investment of the Cypriot company in a Russian subsidiary paying the dividends is at least EUR 100,000. Although the Group will seek to claim treaty protection, there is a risk that the applicability of the reduced rate of 5% or 10% may be challenged by Russian tax authorities. As a result, there can be no assurance that the Company would be able to avail itself of the reduced withholding income tax rate in practice. Specifically, Cypriot holding company may incur a 15% withholding income tax at source on dividend payments from Russian subsidiaries if the treaty clearance procedures are not duly performed at the date when the dividend payment is made. In this case the Company may seek to claim as a refund the difference between the 15% tax withheld and the reduced rate of 10% or 5% as appropriate. However, there can be no assurance that such taxes would be refunded in practice.

Due to its international structure, the Group is subject to transfer pricing and permanent establishment risks in various jurisdictions it operates in. Since January, 2012, the Russian tax authorities have the right to apply transfer pricing adjustments and impose additional tax liabilities in respect of “controlled” transactions, if the transaction price differs from the market price. The Russian transfer pricing legislation grants taxpayers the right to justify their compliance with the

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

21.	Commitments, contingencies and operating risks (continued)

arm’s length principle at prices used in controlled transactions by preparing the transfer pricing documentation.

The Group manages the related risks by looking at its management functions and risks in various countries and level of profits allocated to each subsidiary. The list of “controlled” transactions of the Group includes various transactions between different Russian entities as well as certain types of cross-border transactions. The Group determines its tax liabilities arising from “controlled” transactions using actual transaction prices.

Currently the tax authorities perform tax audits of many Russian taxpayers with major focus on compliance with new transfer pricing legislation. It is therefore possible that the Group entities may become subject to transfer pricing tax audits by tax authorities in the near future. The Russian tax authorities may challenge the level of prices applied by the Group under the “controlled” transactions (including certain intercompany transactions) and accrue additional tax liabilities. If additional taxes are assessed with respect to these matters, they may be material. This risk may increase in the future as Russian transfer pricing practice develops.

The Management believes that the Group is able to prove the arms’ length nature of prices with respect to the “controlled” transactions, and that there has been proper reporting to the Russian tax authorities, supported by appropriate available transfer pricing documentation.

Since 2015 significant changes to the Russian tax legislation are enacted which are aimed at preventing the abuse of “offshore” structures (so-called “de-offshorization” legislation). In particular, these changes include the definition of beneficiary ownership, tax residence of legal entities by the place of actual carrying out activities, as well as approach to taxation of controlled foreign companies. It is currently unclear how the Russian tax authorities will interpret and apply the new tax provisions and what will be the possible impact on the Group. Therefore, it cannot be excluded that Group’s companies might be subject to additional tax liabilities because of these changes being introduced and applied to transactions carried out by them, which could have a material adverse effect on Group’s business, financial condition and results of operations. The Group’s management is undertaking all necessary and required measures in order to minimize the potential negative impact of the “de-offshorization” legislation.

Risk assessment

The Group’s management believes that its interpretation of the relevant legislation is appropriate and is in accordance with the current industry practice and that the Group’s currency, customs, tax and other regulatory positions will be sustained. However, the interpretations of the relevant authorities could differ and the maximum effect of additional losses, if the authorities were successful in enforcing their different interpretations, could be significant, and amount up to RUB 3 billion that was assessed by the Group as of June 30, 2018 (RUB 2.5 billion as of December 31, 2017).

Insurance policies

The Group holds no insurance policies in relation to its assets, operations, or in respect of public liability or other insurable risks. There are no significant physical assets to insure. Management has considered the possibility of insurance of business interruption in Russia, but the cost of it outweighs the benefits in management’s view.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

21.	Commitments, contingencies and operating risks (continued)

Legal proceedings

In the ordinary course of business, the Group is subject to legal actions and complaints. Management believes that the ultimate liability, if any, arising from such actions or complaints will not have a material adverse effect on the financial condition or the results of future operations of the Group.

Operating lease commitments

The Group has commercial lease agreements of office buildings. The leases have an average life of between one and four years. Total lease expense for the six months ended June 30, 2018 is for rent of office places 253 (six months ended June 30, 2017 – 151).

Future minimum lease rentals under non-cancellable operating lease commitments for office premises as of June 30, 2018 and December 31, 2017 are as follows:

	As of December 31, 2017	As of June 30, 2018
Within one year	397	402
After one year but not more than four years	693	611

The Group is a party to a material contract of lease of office building, which gave origin to lease expenses in the amount of 77 for the six months ended June 30, 2018 (six months ended June 30, 2017 – 77) and creates commitments to charge further 384 of lease expenses, 154 of which shall be accrued within one year and 230 – after one year but no more than three years. The contract was concluded on July 1, 2014 and terminates on December 31, 2020. The lease payment consists of three parts: basis lease payment, reimbursement of operational expenses, and lease pay for parking places. All the three components gradually increase to the end of the contract term. For the purposes of these financial statements, the payments are recognized as expenses on a straight-line basis over the lease term.

Pledge of assets

As of June 30, 2018, the Group pledged debt instruments (government bonds) with carrying amount of 1,446 (December 31, 2017 – 1,319) as collateral for bank guarantee issued on Group’s behalf to its major partner and 485 (December 31, 2017 – 486) to CBR.

Guarantees issued

The Group issues financial guaranties to non-related parties for the term up to two years at market rate. The amount of guaranties issued as of June 30, 2018 is 120 (As of December 31, 2017 – 73).

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

21.	Commitments, contingencies and operating risks (continued)

Credit related commitments

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Commitments to extend credit represent unused portions of credit limits of instalment card loans of both activated and not activated by the customers. Commitments to extend credit are contingent upon customers firstly activating their credit limits and further maintaining specific credit standards. Outstanding credit limits are possible to be used including credit limits not yet activated by the customers and related commitments are as follows:

	As of December 31, 2017	As of June 30, 2018
Unused limits on instalment card loans	8,603	20,696

The amounts in the table shows the maximum exposure to credit risk regarding credit related commitments. The Group has no internal grading system of other financial assets for credit risk rating grades analysis.

An analysis of changes in the ECL allowances due to change in corresponding gross carrying amounts for the six months ended June 30, 2018, was the following:

Total
ECL allowance under IFRS 9 as of January 1, 2018 (Note 2.2 (e))	(111)

Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	25
Amounts written off	—

ECL allowance under IFRS 9 as of June 30, 2018	(86)

The total outstanding contractual amount of unused limits on contingencies and commitments liability does not necessarily represent future cash requirements, as these financial instruments may expire or terminate without being funded. In accordance with instalment card service conditions the Group has a right to refuse the issuance, activation, reissuing or unblocking of an instalment card, and is providing an instalment card limit at its own discretion and without explaining its reasons. The Group also has a right to increase or decrease a credit card limit at any time without prior notice.

22.	Balances and transactions with related parties

Amounts due to customers in the amount of 15 as of June 30, 2018 (December 31, 2017 – 97) comprise of cash held at bank account by related parties, including key management personnel and the companies under their control or control of their close family members.

Benefits of key management and Board of Directors generally comprised of short-term benefits and share-based payments during the six months ended June 30, 2018 and amounted to 71 (six months ended June 30, 2017 – 67).

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

23.	Financial instruments

The Group’s principal financial instruments consisted of loans receivable, trade and other receivables, customer accounts and amounts due to banks, trade and other payables, cash and cash equivalents, long and short-term debt instruments and borrowings. The Group has various other financial assets and liabilities which arise directly from its operations. During the year, the Group did not undertake trading in financial instruments.

The fair value of the Group’s financial instruments as of June 30, 2018 and December 31, 2017 is presented by type of the financial instrument in the table below:

		As of December 31, 2017*		As of June 30, 2018
		Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Debt instruments	AC	1,804	1,827	1,925	1,937
Long-term loans	AC	164	164	164	164
Long-term loans	FVPL	—	—	57	57

Total financial assets		1,968	1,991	2,146	2,158

*	The balances of financial instruments as of December 31,2017 are classified under IFRS 9.

Financial instruments used by the Group are included in one of the following categories:

•	AC – accounted at amortized cost;

•	FVPL – accounted at fair value through profit or loss.

Carrying amounts of cash and cash equivalents, short-term investments, short-term loans issued, accounts receivable and payable, reserves at CBR and customer accounts and amounts due to banks approximate their fair values largely due to short-term maturities of these instruments.

Debt instruments of the Group consist of RUB nominated government bonds with interest rate 6,4% – 7,5% and maturity up to May 2020. All debt instruments are pledged (Note 21).

Long-term loans generally represent RUB nominated loans to Russian legal entities and have a maturity up to nine years. For the purpose of fair value measurement of these loans the Group uses comparable marketable interest rate which is in range of 8-21%.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

23.	Financial instruments (continued)

The following table provides the fair value measurement hierarchy of the Group’s financial instruments to be accounted or disclosed at fair value:

			Fair value measurement using
			Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Date of valuation	Total	(Level 1)	(Level 2)	(Level 3)
Assets accounted at fair value through profit or loss
Long-term loans	June 30, 2018	57	—	—	57
Assets for which fair values are disclosed
Debt instruments	June 30, 2018	1,937	1,937	—	—
Long-term loans	June 30, 2018	164	—	—	164
Assets for which fair values are disclosed
Debt instruments	December 31, 2017	1,827	1,827	—	—
Long-term loans	December 31, 2017	164	—	—	164

There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the six months ended June 30, 2018.

The Group uses the following IFRS hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

•	Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly;

•	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

Valuation methods and assumptions

The fair value of the financial assets and liabilities are evaluated at the amount the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Long-term fixed-rate loans issued and debt instruments are evaluated by the Group based on parameters such as interest rates, terms of maturity, specific country and industry risk factors and individual creditworthiness of the customer.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

24.	Share based payments

24.1. Option plans

As of June 30, 2018, the Group has the following outstanding option plans:

	2012 Employee Stock Option Plan (ESOP)	2015 Restricted Stock Unit Plan (RSU Plan)
Adoption date	October, 2012	July, 2015
Type of shares	class B shares	class B shares
Number of options or RSUs reserved	Up to 7 % of total amount of shares	Up to 7 % of total amount of shares
Exercise price	Granted during:	Granted during:
	Year 2012: U.S. $13.65	Year 2016: n/a
	Year 2013: U.S. $41.24 - 46.57	Year 2017: n/a
	Year 2014: U.S. $34.09 - 37.89	Year 2018: n/a
Year 2017: U.S. $ 23.94
Exercise basis	Shares	Shares
Expiration date	December 2020	December 2022
Vesting period	Up to 4 years	Three vesting during up to 2 years
Other major terms	The options are not transferrable	• The units are not transferrable
• All other terms of the units under 2015 RSU Plan are to be determined by the Company’s BOD or the CEO, if so resolved by the BOD, acting as administrator of the Plan

In April 2018, QIWI plc established QIWI Employees Trust, which owns shares reserved for ESOP and RSU plans and transfers them to employees who exercise their options. The Trust is not a legal entity and major decisions relating to its activities are determined by QIWI plc. In these financial statements it is regarded as an extension of QIWI plc.

24.2. Changes in outstanding options

The following table illustrates the movements in share options during the six months ended June 30, 2018:

	As of December 31, 2017	Granted during the period	Forfeited during the period	Exercised during the period	As of June 30, 2018
2012 ESOP	1,528,140	—	(11,159)	—	1,516,981
2015 RSU Plan	545,378	60,700	(1,800)	(61,505)	542,773

Total	2,073,518	60,700	(12,959)	(61,505)	2,059,754

As of June 30, 2018 the Company has 1,516,981 options outstanding, all of which are vested, and 542,773 RSUs outstanding, of which 23,172 are vested and 519,601 are unvested.

The weighted average price for share options exercised under RSU plan during the reporting period was nil.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

24.	Share based payments (continued)

24.3. Valuations of share-based payments

The valuation of all equity-settled options granted are summarized in the table below:

Option plan/ Grant date	Number of options/ RSUs	Dividend yield, %	Volatility, %	Risk-free interest rate, %	Expec- ted term, years	Weighted average share price (U.S. $)	Weighted average fair value per option/ RSU (U.S. $)	Valuation method
2012 ESOP	4,128,521	0-5.03%	28%-49.85%	0.29%-3.85%	2-4	28.10	7.14	Black- Scholes- Merton
2015 RSU Plan	1,156,408	0-5.03%	48.82%-64.02%	2.89%-3.96%	0-2	15.15	14.56	Binominal

The forfeiture rate used in valuation models granted during the period is 9%. It is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur.

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

24.4. Share-based payment expense

The amount of expense arising from equity-settled share-based payment transactions for the six months ended June 30, 2018 was 160 (the six months ended June 30, 2017 – 115).

25.	Events after the reporting date

In July 2018, the Group reached the final agreements with Otkritie Bank in respect of Rocketbank transaction. In accordance with these agreements, on July 25, 2018, the Group started the process of transferring Rocketbank customers to Qiwi Bank. The Group expects to complete the transfer of Rocketbank customers, personnel and business processes to QIWI by the end of 2018. The Group plans to consolidate Rocketbank from the date of obtaining control over its business.